

March 22, 2022

Daniel Okelo
Chief Executive Officer
Limitless Projects Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

> **Re: Limitless Projects Inc.**
> **Form 10-K for the Year Ended July 31, 2021**
> **Filed September 30, 2021**
> **File No. 333-252795**

Dear Mr. Okelo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended July 31, 2021

Report of Independent Registered Public Accounting Firm, page F-1

1.   Given the footnote disclosures on page F-6 regarding the substantial doubt about your ability to continue as a going concern, please ask your auditor and tell us why the audit report does not include explanatory language regarding substantial doubt about your ability to continue as a going concern. Refer to PCAOB Auditing Standard 3101.18. If this is a typographical or other error and such explanatory language should have been provided, please advise us of this fact and ask your auditor to revise future audit reports, to the extent applicable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 with any questions.

                                      Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services

cc: Greg Yanke, Yanke Law Offices